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EXHIBIT NO. 12(a)

CONSTELLATION ENERGY GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	12 Months Ended
	December 2002	December 2001	December 2000	December 1999	December 1998
	(In Millions of Dollars)
Income from Continuing Operations (Before Extraordinary Loss and Cumulative Effect of Change in Accounting Principle)	$525.6	$82.4	$345.3	$326.4	$305.9
Taxes on Income, Including Tax Effect for BGE Preference Stock Dividends	301.0	29.7	221.4	182.5	169.3

Adjusted Income	$826.6	$112.1	$566.7	$508.9	$475.2

Fixed Charges:
Interest and Amortization of Debt Discount and Expense and Premium on all Indebtedness	$271.5	$226.1	$261.5	$245.7	$255.3
Earnings Required for BGE Preference Stock Dividends	21.8	21.4	21.9	21.0	33.8
Capitalized Interest	42.5	55.8	21.1	2.7	3.6
Interest Factor in Rentals	2.1	2.0	2.2	1.8	1.9

Total Fixed Charges	$337.9	$305.3	$306.7	$271.2	$294.6

Earnings(1)	$1,122.0	$361.6	$852.3	$777.4	$766.2

Ratio of Earnings to Fixed Charges	3.33	1.18	2.78	2.87	2.60

(1)
Earnings are deemed to consist of income from continuing operations (before extraordinary loss and cumulative effect of change in accounting principle) that includes earnings of Constellation Energy's consolidated subsidiaries, equity in the net income of unconsolidated subsidiaries, income taxes (including deferred income taxes, investment tax credit adjustments, and the tax effect of BGE's preference stock dividends), and fixed charges other than capitalized interest.

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CONSTELLATION ENERGY GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES